UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gardiner Healthcare Acquisitions Corp.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

365506 203

(CUSIP Number)

John Linton

c/o GDNR Holdings, LLC

114 Ashling

San Antonio, TX 78260

210-386-4909

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 365506 203

1	NAMES OF REPORTING PERSONS: Gardiner Healthcare Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,150,542 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,150,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,150,542 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 365506 203

1	NAMES OF REPORTING PERSONS: Gardiner Founder, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,150,542 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,150,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,150,542 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 365506 203

1	NAMES OF REPORTING PERSONS: GDNR Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,150,542 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,150,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,150,542 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): WC

CUSIP No. 365506 203

1	NAMES OF REPORTING PERSONS: John Linton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,150,542 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,150,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,150,542 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): PF

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3107 Warrington Road, Shaker Heights, Ohio 44120.

Gardiner Healthcare Holdings, LLC, a Delaware limited liability company (“Gardiner Sponsor”), the record holder of the shares of Common Stock reported herein, is a wholly-owned subsidiary of, and is managed by, Gardiner Founder, LLC, a Delaware limited liability company (“Gardiner Founder”). Gardiner Founder is managed by its manager, John Linton (“Mr. Linton”). Gardiner Founder is controlled by GDNR Holdings, LLC, a Texas limited liability company (“GDNR Holdings”). GDNR Holdings is managed by its manager, Mr. Linton. Gardiner Sponsor, Gardiner Founder, Mr. Linton and GDNR Holdings filed Schedule 13D (“Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) on July 7, 2023. This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed to update and supplement information set forth in Schedule 13D.

Item 2. Identity and Background.

(a)           This statement is filed by Gardiner Sponsor, Gardiner Founder, GDNR Holdings and Mr. Linton (collectively, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b)           The address of the principal office of each of Gardiner Sponsor and Gardiner Founder is 3107 Warrington Road, Shaker Heights, Ohio 44120. The address of the principal office of GDNR Holdings and the address of Mr. Linton is 114 Ashling San Antonio, Texas 78260.

(c)           The principal business of each of Gardiner Sponsor and GDNR Holdings is holding shares of Common Stock, directly or indirectly, as applicable, for investment purposes. The principal business of Gardiner Founder is serving as the managing member of Gardiner Sponsor. The principal occupation of Mr. Linton is serving as the Chief Executive Officer of Metamorphosis Consulting LLC, which provides business management consulting services for medical practitioners and is located at 2614 E Ramblewood St., San Antonio, Texas 78261. Mr. Linton also serves as the manager of Gardiner Founder and GDNR Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Linton is a citizen of the United States of America.

Item 3. Source and Amounts of Funds or other Consideration.

Effective as of August 16, 2023, Gardiner Sponsor transferred 635,583 shares of Common Stock and private placement warrants to purchase 2,110,491 shares of Common Stock to Chardan Gardiner LLC, a Delaware limited liability company (“Chardan Gardiner”), for $7.53 in the aggregate, pursuant to the Founder Shares Transfer Agreement, dated as of August 16, 2023, between Gardiner Sponsor and Chardan Gardiner (the “Agreement”).

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, attached as Exhibit 1 to this Amendment and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Amendment to report the transfer of the Issuer’s securities as set forth in Item 3 above.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Subject to the terms of the Agreements, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning corporate transactions, changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 3,758,900 shares of Common Stock issued and outstanding as of August 8, 2023, pursuant to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

As of the close of business on August 31, 2023:

1. Gardiner Sponsor

(a) Amount beneficially owned: 1,150,542*

(b) Percent of class: 30.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,150,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,150,542*

2. Gardiner Founder

(a) Amount beneficially owned: 1,150,542*

(b) Percent of class: 30.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,150,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,150,542*

3. GDNR Holdings

(a) Amount beneficially owned: 1,150,542*

(b) Percent of class: 30.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,150,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,150,542*

4. Mr. Linton

(a) Amount beneficially owned: 1,150,542*

(b) Percent of class: 30.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,150,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,150,542*

* Excludes 1,522,322 shares issuable upon the exercise of private placement warrants issued to Gardiner Sponsor that are exercisable upon the completion of the Issuer’s initial business combination.

(c)           Not applicable.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Agreement is attached hereto as Exhibit 1.

The responses to Items 1, 3, 4, and 5 of this Amendment are incorporated herein by reference. Other than as reported in Schedule 13D or described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Founder Shares Transfer Agreement, dated as of August 16, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2023	GARDINER HEALTHCARE HOLDINGS, LLC

By: Gardiner Founder, LLC its Managing Member

	By:	/s/ John Linton
	Name:	John Linton
	Title:	Manager

GARDINER FOUNDER, LLC

	By:	/s/ John Linton
	Name:	John Linton
	Title:	Manager

GDNR HOLDINGS, LLC

	By:	/s/ John Linton
	Name:	John Linton
	Title:	Manager

/s/ John Linton
JOHN LINTON